Exhibit 99(a)

CAPITALIZATION AND INDEBTEDNESS

The following table presents our capitalization and indebtedness at March 31, 2020:

At March 31, 2020
(in millions)
Total short-term borrowings(1)	¥55,968,940

Long-term debt:
Obligations under finance leases	25,186
Unsubordinated debt	22,368,276
Subordinated debt	4,751,567
Obligations under loan securitization transactions	797,592
Debt issuance costs	(15,858)

Total long-term debt	27,926,763

Shareholders’ equity:
Capital stock, with no stated value (common stock authorized: 33,000,000,000 shares; common stock issued: 13,581,995,120 shares)	2,090,270
Capital surplus	5,533,520
Retained earnings:
Appropriated for legal reserve	239,571
Unappropriated retained earnings	8,079,530
Accumulated other comprehensive income, net of taxes	(420,417)
Treasury stock, at cost: 741,772,308 common shares	(505,987)

Total shareholders’ equity	15,016,487

Noncontrolling interests	728,029

Total equity	15,744,516

Total capitalization and indebtedness	¥43,671,279

Note:

(1)	Total short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings.